# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906600
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0000947871-25-000896
Filed by CIK 0002055322
Persons authorized to receive notices and communications: Dialectic Technology SPV LLC, John Fichthorn, 119 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 212-230-3220

## Reporting persons
- Dialectic Technology SPV LLC (CIK 0002055322): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,125,119; sole dispositive power 0; shared dispositive power 8,125,119; aggregate amount beneficially owned 8,125,119 (37.2% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 shares of Common Stock of the Issuer, par value $0.01 per share ("Common Stock"), issuable on the exercise of the Forbearance Warrant (as defined herein) ("Warrant Shares") and 5,471,811 shares of Common Stock issuable on the conversion of the Convertible Notes (as defined herein) ("Convert Shares"). The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic Technology SPV LLC ("Dialectic") exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant or (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.
- Dialectic Technology Manager LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 8,125,119; sole dispositive power 0; shared dispositive power 8,125,119; aggregate amount beneficially owned 8,125,119 (37.2% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of 2,653,308 Warrant Shares and 5,471,811 Convert Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.
- JOHN FICHTHORN (CIK 0001411509): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,271; shared voting power 8,125,119; sole dispositive power 15,271; shared dispositive power 8,125,119; aggregate amount beneficially owned 8,140,390 (37.3% of the class)
  Comment: The amount listed in Rows 8 and 10 consists of 2,653,308 Warrant Shares and 5,471,811 Convert Shares. The Reporting Persons will not have the power to vote or dispose of (i) the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant and (ii) the Convert Shares unless, and to the extent, the Convertible Notes are converted into Convert Shares in accordance with the terms of the Convertible Notes.
  
  The amount listed in Rows 7 and 9 consists of 10,866 shares of Common Stock directly held by Mr. Fichthorn; and 4,405 restricted stock units ("RSUs") issued to Mr. Fichthorn on May 1, 2025 in his capacity as a director of the Issuer.
  
  The percentage calculated in Row 13 is based on a total of 13,721,291 shares of Common Stock issued and outstanding as of November 11, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Comment: This Amendment No. 1 (this "Amendment" or "Amendment No. 1") amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on October 10, 2025 (the "Original Statement"), which relates to the Common Stock of Quantum Corporation (the "Issuer"). Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Statement.

## Item 2. Identity and Background
Name of person filing: This statement is filed by: (i) Dialectic Technology SPV LLC, a Delaware limited liability company ("Dialectic"); (ii) Dialectic Technology Manager LLC, a Delaware limited liability company and the Manager of Dialectic ("Dialectic Manager"); and (iii) John Fichthorn, the Manager of Dialectic Manager ("Mr. Fichthorn"). Dialectic, Dialectic Manager and Mr. Fichthorn are referred to each as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons is 119 Rowayton Avenue, Rowayton, CT 06853.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Dialectic and Dialectic Manager is a Delaware limited liability company. Mr. Fichthorn is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby amended by deleting the heading "Convertible Notes" and the two paragraphs thereunder and replacing them with the following:

Consummation of Debt Exchange, Convertible Notes, Indenture and Note Registration Rights Agreement

On December 16, 2025, the Issuer's stockholders approved the Debt Exchange, the Forbearance Warrant Excess Shares Issuance and the Additional Notes Issuance.

On December 18, 2025, the Issuer and Dialectic consummated the transactions contemplated by the Transaction Agreement, including the Debt Exchange. Upon the Closing, (a) the Issuer issued to Dialectic, on a dollar-for-dollar basis, Convertible Notes in an aggregate principal amount of $54,718,114 for the amounts then outstanding and owing by the Issuer to Dialectic under the Term Loans (including principal, any prepayment penalties and exit fees, but excluding any accrued and unpaid interest thereon) and (b) entered into the Indenture governing the Convertible Notes with U.S. Bank Trust Company, National Association, as trustee and collateral agent.

The Convertible Notes mature December 18, 2028 (the "Maturity Date") and have an interest rate of 10.00% per annum, payable in kind, compounded annually, and are secured by all of the assets of the Issuer currently securing the Term Loans. The initial conversion price of the Convertible Notes equals $10.00 per share (the "Conversion Price") of Common Stock, subject to adjustment for stock splits and similar events, and includes antidilution protections in favor of Dialectic as described in the Indenture. The Conversion Price is subject to adjustment on the last day of the three calendar quarters immediately following the Closing (each, a "Reset Price Date") to the greater of (a) $4.00 per share and (b) the lesser of (i) the then Conversion Price and (ii) the 30-day Daily VWAP (as defined in the Indenture) of the Common Stock immediately preceding the Reset Price Date. Based on the Conversion Price as of the Closing Date, the Convertible Notes were convertible into 5,471,811 shares of Common Stock.

At the Issuer's option, all outstanding principal amount, accrued and unpaid interest and premium, if any, of any Convertible Notes outstanding on the Maturity Date shall be exchanged into shares of Common Stock at an exchange price equal to 80% of the Market Price, defined as the average of the Daily VWAP for each of the five lowest consecutive trading days during the 20 consecutive trading days ending on (and including) the trading day immediately prior to the Maturity Date. Following the six-month anniversary of Closing, if certain conditions are met, the Issuer may elect to require the exchange of a portion of the total outstanding amount of any Convertible Notes into shares of Common Stock at the then outstanding Conversion Price.

The Indenture contains certain affirmative and negative covenants substantially consistent with the Fifteenth Term Loan Amendment, as well as a covenant requiring the Issuer to maintain minimum liquidity of $3.75 million as of the last day of the first quarter of 2026, $5.0 million as of the last day of the second quarter of 2026, $6.25 million as of the last day of the third quarter of 2026 and $7.5 million as of the last day of the fourth quarter of 2026 and each quarter thereafter.

In addition, at the Closing, the Issuer and Dialectic entered into a registration rights agreement (the "Note Registration Rights Agreement") pursuant to which, among other things, the Issuer will provide Dialectic (or any assignee of the Convertible Notes) with certain demand and piggyback registration rights with respect to the shares of Common Stock issuable upon any conversion of the Convertible Notes.

In connection with the issuance of the Convertible Notes, on December 22, 2025, Dialectic delivered to the Issuer a waiver of the limitation on exercise of the Forbearance Warrant that would prevent exercise of the Forbearance Warrant to the extent that Dialectic, its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with Dialectic's for purposes of Section 13(d) of the Securities Exchange Act of 1934 would beneficially own in excess of 4.99% or, under certain circumstances, 19.99% of the total number of issued and outstanding shares of Common Stock. Such waiver will be effective on February 21, 2026, from and after which date the Forbearance Warrant will be exercisable in full without regard to such limitation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock that would be beneficially owned by each Reporting Person upon (i) the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and (ii) the conversion of the Convertible Notes. The aggregate percentage of Common Stock reported beneficially owned by each Reporting Person upon exercise of the Forbearance Warrant and full conversion of the Convertible Notes is based upon 13,721,291 shares of Common Stock outstanding as of November 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person would have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition upon (i) the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant and (ii) the conversion of the Convertible Notes.

Dialectic would directly hold any Common Stock beneficially owned by it upon any exercise of the Forbearance Warrant and the conversion of the Convertible Notes. Dialectic Manager, as the manager of Dialectic, and Mr. Fichthorn, as the Manager of Dialectic Manager, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock owned by Dialectic and, consequently, Mr. Fichthorn and Dialectic Manager may each be deemed to possess indirect beneficial ownership of such shares upon (i) any exercise by Dialectic of the Forbearance Warrant and (ii) the conversion of the Convertible Notes. Mr. Fichthorn and Dialectic Manager disclaim beneficial ownership of such shares for all other purposes.

Without giving effect to any exercise of the Forbearance Warrant or conversion of the Convertible Notes, Mr. Fichthorn directly holds and has the sole power to vote and dispose of 10,866 shares of Common Stock and 4,405 RSUs.
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment, no transactions in shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby amended by adding the following to the end thereof:

The information set forth in Item 4 of Amendment No. 1 is incorporated herein by reference.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Indenture and the Note Registration Rights Agreement, copies of which are filed as Exhibits 99.5 and 99.6, respectively, and are incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Statement (incorporated by reference to Exhibit 99.1 to the Original Statement filed with the SEC on October 10, 2025). https://www.sec.gov/Archives/edgar/data/709283/000094787125000896/xslSCHEDULE_13D_X01/primary_doc.xml

99.2 Warrant to Purchase Common Stock dated September 23, 2025, issued by the Issuer to Dialectic (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex41.htm

99.3 Registration Rights Agreement dated as of September 23, 2025, by and between the Issuer and Dialectic (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex42.htm

99.4 Transaction Agreement dated as of September 23, 2025, by and among the Issuer, Dialectic, OC III LVS XXXIII LP, and OC III LVS XL LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex101.htm

99.5 Indenture, dated as of December 18, 2025, by and among the Issuer, the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2025). https://www.sec.gov/Archives/edgar/data/709283/000070928325000091/exhibit41toclosingxindentu.htm

99.6 Registration Rights Agreement, dated as of December 18, 2025, by and between the Issuer and Dialectic (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the SEC on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000070928325000091/exhibit42toclosingxnoterra.htm

## Signatures
- Dialectic Technology SPV LLC: /s/ John Fichthorn, John Fichthorn / Authorized Signatory (12/22/2025)
- Dialectic Technology Manager LLC: /s/ John Fichthorn, John Fichthorn / Manager (12/22/2025)
- JOHN FICHTHORN: /s/ John Fichthorn, John Fichthorn (12/22/2025)